SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

7 February, 2013

BYRON GROTE TO STEP DOWN FROM BP BOARD

The Board of BP p.l.c. today announced that Byron Grote has elected to retire from the company and will step down from the Board of Directors following the Annual General Meeting on 11 April 2013.

Paying tribute to his 33 years of distinguished service for BP, Group Chief Executive Bob Dudley said: "Byron has played key roles at critical moments of the company's history, most notably in the integrations of Amoco and Arco, and more recently in guiding BP through the financial challenges following the incidents of April 2010. The company owes him a great debt of gratitude."

Chairman Carl-Henric Svanberg added: 'Byron has been a member of the Board of BP and served its shareholders loyally for 13 years. His experience, judgement and wisdom will be greatly missed by his many colleagues and friends on the Board and across BP. I know all of those who have served on the Board over his long tenure will join me in wishing him all the very best for the future."

Further enquiries:

BP press office, London +44 (0)207 496 4076,
bppress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 February, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary